

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04009722

March 1, 2004

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-C24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/1/2004

Re: General Motors Corporation
Incoming letter dated January 30, 2004

Dear Ms. Larin:

This is in response to your letter dated January 30, 2004 concerning the shareholder proposal submitted to General Motors by John Lauve. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Lauve
c/o John Chevedden
2215 Nelson Ave, No. 205
Redondo Beach, CA 90278

40730



General Motors Corporation
Legal Staff

Facsimile (313) 665-4978

Telephone (313) 665-4927

January 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 19, 2003 from John Lauve (Exhibit A) from the General Motors Corporation proxy materials for the 2004 Annual Meeting of Stockholders. The proposal would urge the board of directors to nominate at least two candidates for each open board position and provide information about the candidates in the Corporation's proxy materials.

General Motors intends to omit the proposal under Rule 14a-8(i)(12)(ii) on the grounds that a proposal dealing with substantially the same subject matter has been included in General Motors' proxy material twice in the preceding five years and received less than 6% of the stockholder vote upon its most recent submission.

The proposal that was Item No. 4 in GM's proxy statement for the 2001 Annual Meeting of Stockholders (Exhibit B) and Item No. 6 in the proxy statement for the Annual Meeting in 2000 (Exhibit C) is virtually identical to Mr. Lauve's proposal. Indeed, the current proposal retains the reference to photographs of the candidates although GM stopped including photographs of the directors beginning in 2002. At the most recent submission, in 2001, this proposal received 5.1% of the stockholder vote, as reported in GM's Form 10-Q for the second quarter of 2001 (Exhibit D). As a result, the proposal may be excluded pursuant to Rule 14a-8(i)(12)(ii).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2004 Annual Meeting of Stockholders. If you wish to provide a copy of your response to the proponent at the same time, Mr. Lauve has designated John Chevedden as his representative. Mr. Chevedden's fax number is 310-371-7872.

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

GM plans to begin printing its proxy material at the end of March. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: John Lauve
John Chevedden

5 – Director Candidate Choice

Resolved: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials. This is to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position.

Although our company's board appreciates the importance of qualified people overseeing management, I believe that the process for electing directors can be improved.

Our company currently nominates only one candidate for each board seat, thus leaving shareholders no practical choice in most director elections. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for that nominee, but that process rarely affects the outcome of director elections. I believe the current system thus provides no readily effective way for shareholders to oppose a candidate who has failed to attend board meetings; or serves on so many boards as to be unable to supervise our company management diligently; or who serves as a consultant to the company that could compromise independence; or poses other conflict of interest problems. As a result, while directors legally serve as the shareholder agent in overseeing management, the election of directors at the annual meeting is largely perfunctory.

One similar approach, although not part of this proposal, is to publish the complete candidate information listed above for the independently nominated director candidates. Independent director candidates are routinely nominated to our board, yet their names do not appear in our proxy materials. If these candidates were named in the proxy material then all shareholders would have an opportunity to learn of these candidates instead of only the 100 people who attend our annual meeting a basement hall in Wilmington, Delaware. Perhaps these independent candidates standing for election will serve as a reminder that our board should nominate two candidates for each board position.

Our company should offer a choice when shareholders elect directors. The point is to remove the "final" decision on who serves as a board director from the hands of management, and place it firmly in those of shareholders.

We urge you to vote FOR this proposal.

Director Candidate Choice
Yes on 5

5 – Director Candidate Choice

Resolved: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials. This is to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position.

Although our company's board appreciates the importance of qualified people overseeing management, I believe that the process for electing directors can be improved.

Our company currently nominates only one candidate for each board seat, thus leaving shareholders no practical choice in most director elections. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for that nominee, but that process rarely affects the outcome of director elections. I believe the current system thus provides no readily effective way for shareholders to oppose a candidate who has failed to attend board meetings; or serves on so many boards as to be unable to supervise our company management diligently; or who serves as a consultant to the company that could compromise independence; or poses other conflict of interest problems. As a result, while directors legally serve as the shareholder agent in overseeing management, the election of directors at the annual meeting is largely perfunctory.

One similar approach, although not part of this proposal, is to publish the complete candidate information listed above for the independently nominated director candidates. Independent director candidates are routinely nominated to our board, yet their names do not appear in our proxy materials. If these candidates were named in the proxy material then all shareholders would have an opportunity to learn of these candidates instead of only the 100 people who attend our annual meeting a basement hall in Wilmington, Delaware. Perhaps these independent candidates standing for election will serve as a reminder that our board should nominate two candidates for each board position.

Our company should offer a choice when shareholders elect directors. The point is to remove the "final" decision on who serves as a board director from the hands of management, and place it firmly in those of shareholders.

We urge you to vote FOR this proposal.

Director Candidate Choice
Yes on 5

GENERAL MOTORS

Notice of Annual Meeting of Stockholders and Proxy Statement



GM

Annual Meeting
June 5, 2001
Hotel du Pont
11th & Market Streets
Wilmington, Delaware

4000-PS-01

(2) development of an interactive computer demonstration to bring messages about driver distraction home graphically, especially to young drivers; and

(3) cooperating with state drivers' licensing agencies across the country to spread the message that drivers should drive with eyes on the road, hands on the wheel, and mind on the task of driving, with a 6-month pilot program initiated in Michigan in late March 2001. Following the pilot, the program will be rolled out to other states.

These efforts are aimed at improving drivers' understanding about the importance of minimizing all forms of distractions while driving. Arming them with this kind of information will help drivers to make sensible choices about what they should and should not do while driving.

In light of General Motors track record with its OnStar System, its adoption of guiding principles for telematics and its SenseAble Driving campaign, GM has staked out a leadership position that benefits GM customers and other drivers alike.

The Board of Directors favors a vote AGAINST this stockholder proposal, Item No. 3. Proxies solicited by the Board of Directors will be so voted unless stockholders specify a different choice.

ITEM NO. 4

Bartlett Naylor, 1255 N. Buchanan, Arlington, VA 22205, owner of 100 shares of Common Stock, has given notice that he intends to present for action at the annual meeting the following resolution:

"Resolved: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position.

"Supporting statement:

"Although our company's board appreciates the importance of qualified people overseeing management, we believe that the process for electing directors can be improved.

"Our company currently nominates for election only one candidate for each board seat, thus leaving shareholders no practical choice in most director elections. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for that nominee, but that process rarely affects the outcome of director elections. The current system thus provides no readily effective way for shareholders to oppose a candidate that has failed to attend board meetings; or serves on so many boards as to be unable to supervise our company management diligently; or who serves as a consultant to the company that could compromise independence; or poses other problems. As a result, while directors legally serve as the shareholder agent in overseeing management, the election of directors at the annual meeting is largely perfunctory. Even directors of near bankrupt companies enjoy re-election with 90%+ pluralities. The 'real' selection comes through the nominating committee, a process too often influenced, if not controlled, by the very management the board is expected to scrutinize critically.

"Our company should offer a rational choice when shareholders elect directors. Such a process could abate the problem of a chair 'choosing' his own board, that is, selecting those directors he expects will reflexively support his initiatives, and shedding those who may sometimes dissent. Such a process could create healthy and more rigorous shareholder evaluation about which specific nominees are best qualified.

"Would such a process lead to board discontinuity? Perhaps, but only with shareholder approval. Presumably an incumbent would be defeated only because shareholders considered the alternative a superior choice. Would such a procedure discourage some candidates? Surely our board should not be made of those intolerant of competition. Would such a procedure be 'awkward' for management when it recruits candidates? Hopefully so. (Management could print a nominee's name advanced by an independent shareholder to limit such embarrassment.). The point is to remove the 'final' decision on who serves as a board director from the hands of management, and place it firmly in those of shareholders.

"We urge you to vote FOR this proposal."

The Board of Directors favors a vote AGAINST the adoption of this proposal for the following reasons:

Under GM's By-laws, the Board of Directors and its Committee on Director Affairs are responsible for annually identifying the best candidates for election to the Board. These duties include evaluating the performance of the Board of Directors as well as identifying potential new members. In selecting a slate of candidates each year, the Committee and the Board carefully consider the performance and qualifications not just of each individual but of the group as a whole, and nominates the persons that they believe will together best serve the stockholders. An election of only some of the identified candidates creates a risk that the resulting Board would lack some types of experience, skills, or diversity.

The Board believes that if they followed the procedure set forth in the proposal and nominated twice as many candidates to the Board as there are seats, they would fail in their duty to GM's stockholders to identify and recommend the best candidates. As the individuals responsible for advising stockholders in making voting decisions, they have an obligation to inform stockholders which candidates they favor. Many well-qualified persons would not be willing to participate in the type of contested election that the proposal would produce, however, particularly if the Board did not recommend them.

The proposal suggests that only nominating an excess number of candidates can ensure that stockholders receive the information necessary for their choice of director. On the contrary, stockholders are protected in two ways under GM's current method which is used by virtually all publicly held companies. First, in making their selections, the Committee and the Board consider issues like possible conflicts of interest as well as attendance and participation. Second, the federal securities laws require that all companies include in their proxy material certain information about each candidate that the Securities and Exchange Commission has determined is necessary for a stockholder's informed vote. In situations the

GENERAL MOTORS

Notice of Annual Meeting of Stockholders and Proxy Statement



Annual Meeting
June 6, 2000
Hotel du Pont
11th & Market Streets
Wilmington, Delaware

4000-PS-00

ITEM NO. 5

John Lauve, 200 North Saginaw, Holly, MI 48442, owner of 12 shares of Common Stock and 500 shares of Class H Common Stock, has given notice that he intends to present for action at the annual meeting the following resolution:

"Resolved

"All The Directors pay shall be limited to $1 (ONE Dollar) AND No stock every year that the GM market share does not GROW.

"At the Annual meeting it will be paid in person, in cash with a letter. The one page letter will list reasons and corrections to the problem. The letter will be given to the stockholders too.

"Reasons

"Market share reflects the success of our company.

"A message must be sent to the Directors to correct the decline & protect our investment."

The Board of Directors favors a vote AGAINST this stockholder proposal for the following reasons:

General Motors strives to set director compensation at a level that will enable the Board to attract and provide adequate incentives for its members. GM's director compensation is regularly benchmarked against comparable corporations and advisors are consulted to ensure that the compensation is competitive. In recent years, General Motors has increased its emphasis on stock as an important element of director compensation, to reinforce the alignment of the directors' interests with those of the stockholders.

GM's stockholders can be confident that the members of its Board are attentive to all the elements that go into the Corporation's success, including net income, Return On Net Assets, market share, and quality, and also share the stockholders' determination to achieve significant improvements. The Board believes that the proposal would not enhance the effectiveness of the Board, however, and could impair the Board's ability to provide the best qualified candidates for service on the Board.

The Board of Directors favors a vote AGAINST this stockholder proposal, Item No. 5. Proxies solicited by the Board of Directors will be so voted unless stockholders specify a different choice.

ITEM NO. 6

Bartlett Naylor, 1255 N. Buchanan, Arlington, VA 22205, owner of 500 shares of Common Stock, has given notice that he intends to present for action at the annual meeting the following resolution:

"Resolved: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position.

"Supporting statement:

"Although our company's board appreciates the importance of qualified people overseeing management, we believe that the process for electing directors can be improved.

"Our company currently nominates only one candidate for each board seat, thus leaving shareholders no practical choice in most director elections. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for that nominee, but that process rarely/never affects the outcome of director elections. The current system thus provides no readily effective way for shareholders to oppose a candidate that has failed to attend board meetings; or serves on so many boards as to be unable to supervise our company management diligently; or who serves as a consultant to the company that could compromise independence; or other problems. As a result, while directors legally serve as the shareholder agent in overseeing management, the election of directors at the annual meeting is largely perfunctory. Even directors of near bankrupt companies enjoy re-election with 90%+ pluralities. The 'real' selection comes through the nominating committee, a process too often influenced, if not controlled, by the very management the board is expected to scrutinize critically.

"Our company should offer a rational choice when shareholders elect directors. Such a process could create healthy competition for seats on the board and could encourage a discussion among shareholders about why specific nominees are best qualified.

"Such a process could also abate the problem of a chair 'choosing' his own board, that is, selecting those directors he expects will reflexively support his initiatives, and shedding those who may sometimes dissent. While the same nominating committee might serve to select the competing candidates, the final decision really would be with shareholders.

"We urge you to vote FOR this proposal."

The Board of Directors favors a vote AGAINST the adoption of this proposal for the following reasons:

Under GM's By-laws, the Board of Directors and its Committee on Director Affairs are responsible for annually identifying the best candidates for election to the Board. These duties include evaluating the performance of the Board of Directors as well as identifying potential new members. In selecting a slate of candidates each year, the Committee and the Board carefully consider the performance and qualifications not just of each individual but of the group as a whole, and nominates the persons that they believe will together best serve the stockholders. An election of only some of the identified candidates creates a risk that the resulting Board would lack some types of experience, skills or diversity.

The Board believes that if they followed the procedure set forth in the proposal and nominated twice as many candidates to the Board as there are seats, they would fail in their duty to GM's stockholders to identify and recommend the best candidates. As the individuals responsible for advising stockholders in making voting decisions, they have an obligation to inform stockholders which candidates they favor. Many well-qualified persons would not be willing to participate in the type of contested election that the proposal would produce, however, particularly if the Board did not recommend them.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004

FORM 10-Q

X QUARTERLY REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2001

OR

_ TRANSITION REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-143

GENERAL MOTORS CORPORATION
(Exact name of registrant as specified in its charter)

STATE OF DELAWARE (State or other jurisdiction of incorporation or organization)	**38-0572515** (I.R.S. Employer Identification No.)
300 Renaissance Center, Detroit, Michigan (Address of principal executive offices)	**48265-3000** (Zip Code)

Registrant's telephone number, including area code **(313) 556-5000**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes X . No _.

As of July 31, 2001, there were outstanding 550,027,429 shares of the issuer's $1-2/3 par value common stock and 876,564,617 shares of GM Class H $0.10 par value common stock.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

a) The annual meeting of stockholders of the Registrant was held on June 5, 2001.

At that meeting, the following matters were submitted to a vote of the stockholders of General Motors Corporation:

2001 General Motors Annual Meeting
Final Voting Results
(All classes of common stock)

Proposal		Voting Results	
		Votes*	Percent**
Item No. 1			
Nomination and Election of Directors			

The Judges subscribed and delivered a certificate reporting that the following nominees for directors had received the number of votes* set opposite their respective names.

Nominee		Votes*	Percent**
Percy N. Barnevik	For	573,168,914	97.9%
	Withheld	12,401,942	2.1
John H. Bryan	For	572,996,632	97.9
	Withheld	12,574,224	2.1
Thomas E. Everhart	For	572,850,898	97.8
	Withheld	12,719,958	2.2
George M. C. Fisher	For	573,075,562	97.9
	Withheld	12,495,294	2.1
Nobuyuki Idei	For	573,157,584	97.9
	Withheld	12,413,272	2.1
Karen Katen	For	573,177,514	97.9
	Withheld	12,393,342	2.1
J. Willard Marriott, Jr.	For	567,606,022	96.9
	Withheld	17,964,834	3.1
Eckhard Pfeiffer	For	573,023,176	97.9
	Withheld	12,547,680	2.1
John F. Smith, Jr.	For	572,937,961	97.9
	Withheld	12,632,895	2.1
G. Richard Wagoner, Jr.	For	573,081,090	97.8
	Withheld	12,489,766	2.2
Lloyd D. Ward	For	572,947,661	97.8
	Withheld	12,623,195	2.2

Proposal		Votes*	Percent**
Item No. 2			
A proposal of the Board of Directors that the stockholders ratify the selection of Deloitte & Touche LLP as independent public accountants for the year 2001.	For	568,018,041	97.0%
	Against	13,318,842	2.3
	Abstain	4,233,973	0.7
Item No. 3			
A stockholder proposal that GM provide each year a detailed report of accidents caused by driver distraction due to driver use of the internet or cell phones in General Motors cars.	For	25,578,653	5.3%
	Against	401,971,911	82.5
	Abstain	59,527,914	12.2
Item No. 4			
A stockholder proposal that the Board of Directors take necessary steps to nominate at least two candidates for each open board position.	For	24,688,891	5.1%
	Against	453,473,021	93.1
	Abstain	8,916,568	1.8
Item No. 5			
A stockholder proposal to establish policies on slave or forced labor in China.	For	31,809,541	6.5%
	Against	428,942,430	88.1
	Abstain	26,326,507	5.4

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS - continued

Proposal		Voting Results	
		Votes*	Percent**
Item No. 6			
A stockholder proposal that stockholders have the opportunity for an advisory vote on the members of the board audit committee.	For	25,943,416	5.3%
	Against	452,051,417	92.8
	Abstain	9,083,646	1.9
Item No. 7			
A stockholder proposal that GM's spin-off companies retain GM's good corporate governance standards.	For	56,150,087	11.5%
	Against	420,258,198	86.3
	Abstain	10,670,193	2.2
Item No. 8			
A stockholder proposal to request stockholder vote to be required to adopt or maintain a poison pill.	For	198,659,893	40.8%
	Against	280,523,112	57.6
	Abstain	7,895,473	1.6
Item No. 9			
A stockholder proposal to double director compensation in years when market share increases.	For	26,960,559	5.5%
	Against	450,673,710	92.5
	Abstain	9,444,211	2.0
Item No. 10			
A stockholder proposal requesting a transition to independent directors for each key board committee seat as openings occur.	For	63,533,448	13.0%
	Against	408,266,011	83.8
	Abstain	15,279,019	3.2
Item No. 11			
A stockholder proposal requesting opportunity to vote on Golden Parachutes.	For	92,301,920	19.0%
	Against	379,684,312	78.0
	Abstain	15,092,248	3.0
Item No. 12			
A stockholder proposal that GM engage the services of a nationally recognized investment banker.	For	19,844,604	4.1%
	Against	459,623,016	94.4
	Abstain	7,610,859	1.5

* Numbers represent the aggregate voting power of all votes cast as of June 5, 2001 with holders of GM $1-2/3 par value common stock casting one vote per share and holders of GM Class H common stock casting 0.2 vote per share, which represents the applicable voting power after the three-for-one stock split of the GM Class H common stock in the form of a 200% stock dividend, paid on June 30, 2000 to GM Class H common stockholders of record on June 13, 2000.

** Percentages represent the aggregate voting power of both classes of GM common stock cast for each item.

* * * * * *

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 30, 2004

The proposal relates to board nominations.

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(i)(12)(ii). Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii).

Sincerely,



Keir Devon Gumbs
Special Counsel